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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No.           ) *
                                            -----------

                  Koninklijke Luchtvaart Maatschappij NV (KLM)
        -----------------------------------------------------------------
                                (Name of Issuer)

                 American Depository Receipts and Common Shares
        -----------------------------------------------------------------
                               (Title of Class of
                                   Securities)

                                    482516309
                            --------------------------
                                  (CUSIP Number)

                                December 31, 2003
        -----------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
        Schedule is filed:

               [X] Rule 13d-1(b)

               [ ] Rule 13d-1(c)

               [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)

CUSIP No.   482516309
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.        Brandes Investment Partners, LLC
     I.R.S. Identification Nos. of
     above persons (entities only)      33-0704072
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or place of organization        Delaware
--------------------------------------------------------------------------------
Number of         5    Sole Voting Power
Shares            --------------------------------------------------------------
Beneficially      6    Shared Voting Power       187,813 ADR and 2,113,482 ORD
Owned             --------------------------------------------------------------
By Each           7    Sole Dispositive Power
Reporting         --------------------------------------------------------------
Person            8    Shared Dispositive Power  257,808 ADR and
With:                                            2,113,482 ORD
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    257,808 ADR and 2,113,482 ORD
--------------------------------------------------------------------------------
10  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

    (See Instructions)                                                    | |
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)     5.4%
--------------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)     IA, PN
--------------------------------------------------------------------------------

CUSIP No.   482516309
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.        Brandes Investment Partners, Inc.
     I.R.S. Identification Nos. of
     above persons (entities only)      33-0090873
------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or place of organization      California
--------------------------------------------------------------------------------
Number of         5    Sole Voting Power
Shares            --------------------------------------------------------------
Beneficially      6    Shared Voting Power       187,813 ADR and 2,113,482 ORD
Owned             --------------------------------------------------------------
By Each           7    Sole Dispositive Power
Reporting         --------------------------------------------------------------
Person            8    Shared Dispositive Power  257,808 ADR and 2,113,482 ORD
With:
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person

    257,808 ADR and 2,113,482 ORD shares are deemed to be beneficially owned by Brandes Investment Partners, Inc., as a control person of the investment adviser. Brandes Investment Partners, Inc. disclaims any direct ownership of the shares reported in this Schedule 13G, exept for an amount that is substantially less than one per cent of the number of shares reported herein.
--------------------------------------------------------------------------------
10  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

    (See Instructions)                                                    | |
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    5.4%
--------------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)
    CO, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No.      482516309
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.              Brandes Worldwide Holdings, L.P.
     I.R.S. Identification Nos. of
     above persons (entities only)            33-0836630
------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or place of organization      Delaware
--------------------------------------------------------------------------------
Number of         5    Sole Voting Power
Shares            --------------------------------------------------------------
Beneficially      6    Shared Voting Power       187,813 ADR and 2,113,482 ORD
Owned             --------------------------------------------------------------
By Each           7    Sole Dispositive Power
Reporting         --------------------------------------------------------------
Person            8    Shared Dispositive Power  257,808 ADR and 2,113,482 ORD
With:
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person

    257,808 ADR and 2,113,482 ORD shares are deemed to be beneficially owned by Brandes Worldwide Holdings, L.P., as a control person of the investment adviser. Brandes Worldwide Holdings, L.P. disclaims any direct ownership of the shares reported in this Schedule 13G.
--------------------------------------------------------------------------------
10  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

    (See Instructions)                                                    | |
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)     5.4%
--------------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)     PN, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No.   482516309
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.        Charles H. Brandes
     I.R.S. Identification Nos. of
     above persons (entities only)
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or place of organization      USA
--------------------------------------------------------------------------------
Number of         5    Sole Voting Power
Shares            --------------------------------------------------------------
Beneficially      6    Shared Voting Power       187,813 ADR and 2,113,482 ORD
Owned             --------------------------------------------------------------
By Each           7    Sole Dispositive Power
Reporting         --------------------------------------------------------------
Person            8    Shared Dispositive Power  257,808 ADR and 2,113,482 ORD
With:
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person

    257,808 ADR and 2,113,482 ORD shares are deemed to be beneficially owned by Charles H. Brandes, a control person of the investment adviser.
    Mr. Brandes disclaims any direct ownership of the shares reported in this
    Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.
--------------------------------------------------------------------------------
10  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

    (See Instructions)                                                    | |
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)     5.4%
--------------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)     IN, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No. 482516309
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.             Glenn R. Carlson
     I.R.S. Identification Nos. of
     above persons (entities only)
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or place of organization      USA
--------------------------------------------------------------------------------
Number of         5   Sole Voting Power
Shares            --------------------------------------------------------------
Beneficially      6   Shared Voting Power       187,813 ADR and 2,113,482 ORD
Owned             --------------------------------------------------------------
By Each           7   Sole Dispositive Power
Reporting         --------------------------------------------------------------
Person            8   Shared Dispositive Power  257,808 ADR and 2,113,482 ORD
With:
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person

    257,808 ADR and 2,113,482 ORD shares are deemed to be beneficially owned by Glenn R. Carlson, a control person of the investment adviser.
    Mr. Carlson discalims any direct ownership of the shares reported in this
    Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.
--------------------------------------------------------------------------------
10  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

    (See Instructions)                                                    | |
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)     5.4%
--------------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)     IN, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No.   482516309
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.              Jeffrey A. Busby
     I.R.S. Identification Nos. of
     above persons (entities only)
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or place of organization       USA
--------------------------------------------------------------------------------
Number of         5   Sole Voting Power
Shares            --------------------------------------------------------------
Beneficially      6   Shared Voting Power       187,813 ADR and 2,113,482 ORD
Owned             --------------------------------------------------------------
By Each           7   Sole Dispositive Power
Reporting         --------------------------------------------------------------
Person            8   Shared Dispositive Power  257,808 ADR and 2,113,482 ORD
With:
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person

    257,808 ADR and 2,113,482 ORD shares are deemed to be beneficially owned by Jeffrey A. Busby, a control person of the investment adviser.
    Mr. Busby disclaims any direct ownership of the shares reported in this
    Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.
--------------------------------------------------------------------------------
10  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

    (See Instructions)                                                    | |
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)     5.4%
--------------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)     IN, OO (Control Person)
--------------------------------------------------------------------------------

Item 1(a)   Name of Issuer:

            Koninklijke Luchtvaart Maatschappij NV (KLM)

Item 1(b)   Address of Issuer's Principal Executive Offices:

            PO Box 7700, 1177 ZL Schiphol Airport, The Netherlands

Item 2(a)   Name of Person Filing:

            (i)   Brandes Investment Partners, LLC

            (ii)  Brandes Investment Partners, Inc.

            (iii) Brandes Worldwide Holdings, L.P.

            (iv)  Charles H. Brandes

            (v)   Glenn R. Carlson

            (vi)  Jeffrey A. Busby


Item 2(b)   Address of Principal Business office or, if None, Residence:

           (i)    11988 El Camino Real, Suite 500, San Diego, CA 92130

           (ii)   11988 El Camino Real, Suite 500, San Diego, CA 92130

           (iii)  11988 El Camino Real, Suite 500, San Diego, CA 92130

           (iv)   11988 El Camino Real, Suite 500, San Diego, CA 92130

           (v)    11988 El Camino Real, Suite 500, San Diego, CA 92130

           (vi)   11988 El Camino Real, Suite 500, San Diego, CA 92130


Item 2(c)  Citizenship

           (i)    Delaware

           (ii)   California

           (iii)  Delaware

           (iv)   USA

           (v)    USA

           (vi)   USA

Item 2(d)   Title of Class Securities:

            American Depository Receipts and Common Shares

Item 2(e)   CUSIP Number:

            482516309

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)  |_|  Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o).

            (b)  |_|  Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c).
            (c)  |_|  Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

            (d)  |_|  Investment company registered under section 8 of the
                      Investment Company Act (15 U.S.C. 80a-8).

            (e)  |_|  An investment adviser in accordance with ss.
                      240.13d-1(b)(1)(ii)(E).

            (f)  |_|  An employee benefit plan or endowment fund in
                      accordance with ss. 240.13d-1(b)(ii)(F).
            (g)  |_|  A parent holding company or control person in
                      accordance with ss. 240.13d-1(b)(1)(ii)(G).

            (h)  |_|  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i)  |_|  A church plan that is excluded from the definition of
                      an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)  |X|  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

            This statement is filed by Brandes Investment Partners, LLC, an investment adviser registered under the Investment Advisers Act of 1940, its control persons and its holding company. (See, also, Exhibit A.)


Item 4.     Ownership:

            (a) Amount Beneficially Owned: 257,808 ADR and 2,113,482 ORD
                                           -----------------------------
            (b) Percent of Class: 5.4%
                                  ----
            (c) Number of shares as to which the joint filers have:

                (i)   sole power to vote or to direct the vote:   0
                                                                -----
                (ii)  shared power to vote or to direct the vote:
                      187,813 ADR and 2,113,482 ORD
                      -----------------------------

                (iii) sole power to dispose or to direct the disposition of:
                        0
                      -----
                (iv)  shared power to dispose or to direct the disposition of:
                      257,808 ADR and 2,113,482 ORD
                      -----------------------------

Item 5.         Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following | |. N/A

Item 6.         Ownership of More than Five Percent on Behalf of Another
                Person.
                          N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                          N/A

Item 8.         Identification and Classification of Members of the Group.
                          SEE EXHIBIT A

Item 9.         Notice of Dissolution of Group.
                          N/A

Item 10.        Certification:

                (a) The following certification shall be included if the
                    statement is filed pursuant to ss. 240.13d-1(b):

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2004

                                   BRANDES INVESTMENT PARTNERS, LLC

                                   By: /s/ Adelaide Pund
                                       -------------------------------------
                                       Adelaide Pund as Attorney-In-Fact for
                                       Charles H. Brandes, President of
                                       Brandes Investment Partners, Inc.,
                                       a Member

                                   BRANDES INVESTMENT PARTNERS, INC.


                                   By:  /s/ Adelaide Pund
                                        ---------------------------------
                                        Adelaide Pund as Attorney-In-Fact for
                                        Charles H. Brandes, President


                                   BRANDES WORLDWIDE HOLDINGS, L.P.


                                   By:  /s/ Adelaide Pund
                                        ---------------------------------
                                        Adelaide Pund as Attorney-In-Fact for
                                        Charles H. Brandes, President of
                                        Brandes Investment Partners, Inc.,
                                        its General Partner


                                   By:  /s/ Adelaide Pund
                                        ---------------------------------
                                        Adelaide Pund as Attorney-In-Fact for
                                        Charles H. Brandes, Control Person


                                   By:  /s/ Adelaide Pund
                                        ---------------------------------
                                        Adelaide Pund as Attorney-In-Fact for
                                        Glenn R. Carlson, Control Person


                                   By:  /s/ Adelaide Pund
                                        ---------------------------------
                                        Adelaide Pund as Attorney-In-Fact for
                                        Jeffrey A. Busby, Control Person

EXHIBIT A
        -

            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            ---------------------------------------------------------

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

          NAME                               CLASSIFICATION
          ----                               --------------
Brandes Investment Partners,       Investment adviser registered under
LLC (the "Investment Adviser")     Investment Advisers Act of 1940

Brandes Investment Partners, Inc.  A control person of the Investment Adviser

Brandes Worldwide Holdings, L.P.   A control person of the Investment Adviser

Charles H. Brandes                 A control person of the Investment Adviser

Glenn R. Carlson                   A control person of the Investment Adviser

Jeffrey A. Busby                   A control person of the Investment Adviser

EXHIBIT B
        -

                  JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1
                  ---------------------------------------------

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  February 13 2003

                                   BRANDES INVESTMENT PARTNERS, LLC

                                   By:  /s/ Charles H. Brandes
                                        ---------------------------
                                        Charles H. Brandes, President of
                                        Brandes Investment Partners, Inc.,
                                        a Member

                                   BRANDES INVESTMENT PARTNERS, INC.

                                   By:  /s/ Charles H. Brandes
                                        ---------------------------
                                        Charles H. Brandes, President

                                   BRANDES WORLDWIDE HOLDINGS, L.P.

                                   By:  /s/ Charles H. Brandes
                                        ---------------------------
                                        Charles H. Brandes, President of
                                        Brandes Investment Partners, Inc.,
                                        its General Partner

                                   By:  /s/ Charles H. Brandes
                                        ---------------------------
                                        Charles H. Brandes, Control Person

                                   By:  /s/ Glenn R. Carlson
                                        ---------------------------
                                        Glenn R. Carlson, Control Person

                                   By:  /s/ Jeffrey A. Busby
                                        ---------------------------
                                        Jeffrey A. Busby, Control Person

EXHIBIT C
        -

                       DISCLAIMER OF BENEFICIAL OWNERSHIP
                       ----------------------------------

Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby, disclaim beneficial interest as to the shares referenced above, except for an amount equal to substantially less than one percent of the shares reported on this Schedule 13G. None of these entities or individuals holds the above-referenced shares for its/his own account except on a de minimis basis.

EXHIBIT D
        -

                              POWER OF ATTORNEY FOR
                           SCHEDULES 13G AND FORMS 13F

I, Charles Brandes, as director and president of Brandes Investment Partners, Inc., which is a General Partner of Brandes Worldwide Holdings, L.P., and which is also a member of Brandes Investment Partners, LLC, hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf and on behalf of Brandes Investment Partners, Inc., Brandes Investment Partners, LLC, and Brandes Worldwide Holdings, L.P., to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and Forms 13F and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G and Form 13F) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 17th day of February 2004.

                          /s/ Charles H. Brandes
                          ----------------------
                          Charles H. Brandes

EXHIBIT D
        -
                       POWER OF ATTORNEY FOR SCHEDULES 13G

I, Glenn R. Carlson, hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 17th day of February 2004.



                          /s/ Glenn R. Carlson
                          --------------------
                          Glenn R. Carlson

EXHIBIT D


                       POWER OF ATTORNEY FOR SCHEDULES 13G

I, Jeffrey A. Busby hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 17th day of February 2004.



                          /s/ Jeffrey A. Busby
                          --------------------
                          Jeffrey A. Busby